Via Facsimile and U.S. Mail
Mail Stop 6010

September 12, 2007

Mr. Duncan Hayward
Chief Accounting Officer
Scottish Re Group Limited
PO Box HM 2939
Crown House, Second Floor
4 Par-la-ville Road
Hamilton, HM08
Bermuda

Re: Scottish Re Group Limited
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed March 1, 2007
        Amended Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed April 26, 2007
        Form 10-Q for the Quarter Ended June 30, 2007
        Filed August 14, 2007
        File No. 001-16855

Dear Mr. Hayward:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your Amended Form 10-K for the fiscal year ended December 31, 2006 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Critical Accounting Policies, page 50

1.   In the second quarter of 2006, you made an adjustment to reduce your premium
      accruals by approximately $8.0 million related to prior periods. This change
      appears to be further discussed on page 56. Please provide us in disclosure-type
      format, the facts and circumstances that led to these offsetting adjustments.
      Clarify "unusual activity" and to what "number of revisions to the estimates and
      underlying assumptions" relates. Also include the impact that these facts and
      circumstances may potentially have on future periods.

2.   Please provide us, in disclosure type format, the impact that reasonably likely
      changes in the key assumptions identified in determining the expected gross
      profit margins (i.e. mortality, persistency, maintenance expense and interest)
      may have on results of operations and financial position in terms of the effect of
      these changes on amortization of deferred policy acquisition costs and your
      present value of in-force business. Explain why management believes the
      scenarios quantified are reasonably likely.

Contractual Obligations and Commitments, page 80

3.   Please provide us in disclosure type format a revised table that includes all of
      your insurance obligations. Include any applicable footnote disclosure that will
      help a user understand the differences between these amounts and the amount
      recorded in your balance sheet.

Consolidated Statements of Comprehensive income, page 101

4.   These statements do not appear to include an adjustment to initially apply SFAS
      158. Please explain to us why it appears that you included the entire cumulative
      adjustment related to the adoption of SFAS 158 within the current period
      operations. Refer to paragraph A7 of SFAS 158.

2. Summary of significant accounting policies, page 107

Retrocession arrangements and amounts recoverable from reinsurers, page 109

Goodwill, page 111

5.   Please provide us, in disclosure type format, the disclosures required by
      paragraph 47 of SFAS 142 regarding the $34 million write-off of goodwill.

Amended Form 10-K for the year ended December 31, 2006

6.   Please amend your filing to provide the required Section 302 certifications of Sarbanes-Oxley. Refer to Release No. 33-8124: Certification of Disclosure in Companies' Quarterly and Annual Reports.

Form 10-Q for the period ended June 30, 2007

7. Mezzanine equity, page 15

Convertible cumulative participating preferred shares, page 15

7.   Please explain to us why you did not appear to reflect a "deemed dividend" in your earnings per share calculation as a result of the beneficial conversion feature that you recorded in connection with this financing. Refer to paragraph 18 of EITF Topic D-98.

****

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2006 previously amended on April 26, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your response to our comments and provides the requested information. Detailed letters greatly facilitate our review. Furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or James
Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding
the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant